Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES(2)

(UNAUDITED)

	Nine Months Ended September 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Income before income taxes and cumulative effect of changes in accounting principles	$1,463	$1,921	$2,267	$2,440	$1,882	$1,628
Add: estimated fixed charges	519	705	671	682	700	700
Add: estimated amortization of capitalized interest	8	11	12	10	10	12
Less: interest capitalized	(8)	(10)	(14)	(12)	(12)	(10)

Total earnings available for fixed charges	$1,982	$2,627	$2,936	$3,120	$2,580	$2,330

Estimate of interest factor on rentals	$46	$63	$68	$62	$72	$82
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	465	632	589	608	616	608
Interest capitalized	8	10	14	12	12	10

Total fixed charges	$519	$705	$671	$682	$700	$700

Ratio of earnings to fixed charges	3.8	3.7	4.4	4.6	3.7	3.3

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.
(2)	We have reclassified certain prior year amounts to conform to the current quarter presentation.